EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.98 for the year ended December 31, 2007 were calculated by dividing net income available to common shareholders of $4.5million for the period January 1, 2007 to December 31, 2007 by the weighted-average number of common shares outstanding of 4,548,565.

Diluted earnings per common share of $0.92 for the year ended December 31, 2007 were calculated by dividing net income available to common shareholders of $4.5 million for the period January 1, 2007 to December 31, 2007 by the weighted-average number of diluted potential common shares outstanding of 4,851,738.